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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       ----------------
                             WASHINGTON, D.C. 20549             SEC FILE NUMBER
                                                                    333-116897
                                   FORM 12b-25                  ----------------
                                                                ----------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                        N/A
                                                                ----------------

(Check One):   [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] Form N-CSR


         For Period Ended:         DECEMBER 12, 2007
                          -----------------------------------

               [_]   Transition Report on Form 10-K
               [_]   Transition Report on Form 20-F
               [_]   Transition Report on Form 11-K
               [_]   Transition Report on Form 10-Q
               [_]   Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________

PART I - REGISTRANT INFORMATION

BUFFETS HOLDINGS, INC.
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Full Name of Registrant


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Former Name if Applicable

1460 BUFFET WAY
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Address of Principal Executive Office (Street and Number)

EAGAN, MINNESOTA  55121
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]  (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     [_]  (b)   The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [_]  (c)   The  accountant's  statement or other exhibit  required by Rule
                12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     On January 22, 2008, the Registrant and all of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. The Chapter 11 filing significantly impacts the disclosures in the Registrant's Form 10-Q for the quarter ended December 12, 2007 and the Registrant needs additional time to prepare financial statements that fairly present the financial position and results of operations.

     As a result of the Bankruptcy filing and the additional critical demands that the filing has placed on the time and attention of the Registrant's senior management, the Registrant is unable to file the Form 10-Q by the prescribed filing date without incurring unreasonable effort and additional expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          A. Keith Wall                 651                     365-2784
      --------------------         -------------          --------------------
             (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                [X]  Yes        [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X]  Yes        [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 22, 2008 the Registrant and all of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware, in Wilmington, Delaware.

The Registrant expects to report the following results of its operations for the quarter ended December 12, 2007. The results of operations described below are preliminary and remain subject to the completion of the financial statements for quarter ended December 12, 2007.

The Registrant recorded a consolidated net loss of $34.6 million for the second fiscal quarter of 2008 ended December 12, 2007 compared to a consolidated net loss of $34.9 million for the second fiscal quarter of 2007 ended December 13, 2006. The second quarter 2008 net loss includes a $2.8 million charge related to lease termination costs and obligations, employee termination costs, changes in reserve estimates related to previously closed stores and other associated costs for closed restaurants. In addition, the second quarter 2008 net loss includes $6.4 million in asset impairments related to assets classified as held for sale on the consolidated balance sheets and a 19.6% increase in interest expense over the prior year period, on a pro-forma basis, giving effect to the Ryan's Merger as if it had occurred at the beginning of the period, or a 140 basis point increase as a percent of sales. Second quarter fiscal 2007 net loss included a $2.5 million loss on sale leaseback transactions and a $40.0 million loss related to refinancing efforts, both in connection with the November 1, 2006 merger of the Registrant's subsidiary, Buffets, Inc., with Ryan's Restaurant Group, Inc. (the "Ryan's Merger").

Operating revenues totaled $348.1 million for the twelve weeks ended December 12, 2007, representing a 7.5% decrease from the prior year same period, on a pro-forma basis, giving effect to the Ryan's Merger as if it had occurred at the beginning of the period. This decrease in revenue is due to a 9.7% decrease in guest counts, offset by a 2.2% increase in average check. The decrease in guest counts reflects the economic strain affecting our customer base due to increasing gas and energy prices as well as increasing consumer mortgage payments and defaults. On a year-to-date basis, giving effect to the Ryan's Merger as if it had occurred at the beginning of the period, operating revenues totaled $724.6 million as of December 12, 2007, representing a 5.8% decrease from the prior year. This decrease is due to an 8.1% decrease in guest counts, offset by a 2.3% increase in average check.

Restaurant costs totaled $324.7 million for the twelve weeks ended December 12, 2007, representing a 5.9% decrease from the prior year same period, on a pro-forma basis, giving effect to the Ryan's Merger as if it had occurred at the beginning of the period. Total restaurant costs increased 170 basis points during the second quarter of fiscal 2008 as a percentage of sales from the prior year same period. These increases are due to a 50 basis point increase in food costs and a 150 basis point increase in direct and occupancy costs, offset by a 30 basis point decrease in labor costs. The 50 basis point increase in food costs is primarily due to increases in the price of certain commodities such as chicken and dairy products. These increases were partially offset by synergies realized on vendor procurement and production of certain food items in conjunction with the Ryan's Merger. The 30 basis point decrease in labor costs is due primarily to synergies realized on labor mix changes in connection with the Ryan's Merger, partially offset by wage inflation as a result of minimum wage increases in several states effective January 1, 2007, federal minimum wage increases effective July 24, 2007 and other modest wage increases. The 150 basis point increase in direct and occupancy costs is primarily due to increases in rents paid on sale leaseback properties in connection with the Ryan's Merger, higher repairs and maintenance and utilities costs, as well as tightened sales leverage resulting from the fixed-cost nature of these costs over a declining sales base. On a year-to-date basis, giving effect to the Ryan's Merger as if it had occurred at the beginning of the period, restaurant costs totaled $664.2 million as of December 12, 2007, representing a 5.1% decrease from the prior year. Total restaurant costs increased 60 basis points as a percentage of sales as of December 12, 2007 compared to the prior year. These increases are due to a 20 basis point increase in food costs and a 110 basis point increase in direct and occupancy costs, offset by a 70 basis point decrease in labor costs.

Advertising costs totaled $8.8 million for the twelve weeks ended December 12, 2007, representing an 11.6% increase from the same prior year period, on a pro-forma basis, giving effect to the Ryan's Merger as if it had occurred at the beginning of the period. Total advertising costs increased 40 basis points during the second quarter of fiscal 2008 as a percentage of sales from the same prior year period. This increase in primarily due to the fact that, prior to the merger, Ryan's Restaurant Group Inc. ("Ryan's") spent very little in advertising expense. Once the merger was finalized, advertising spend for the Ryan's brand restaurants increased substantially. On a year-to-date basis, giving effect to the Ryan's Merger as if it had occurred at the beginning of the period, advertising expense totaled $18.7 million as of December 12, 2007, representing a 21.6% increase from the prior year. Total advertising expense increased 60 basis points as a percentage of sales as of December 12, 2007 compared to the prior year.

General and administrative costs totaled $16.7 million for the twelve weeks ended December 12, 2007, representing a 14.1% decrease from the same prior year period, on a pro-forma basis, giving effect to the Ryan's Merger as if it had occurred at the beginning of the period. Total general and administrative costs decreased 60 basis points during the second quarter of fiscal 2008 as a percentage of sales from the same prior year period. This decrease is due to certain cost savings and synergies realized in connection with the Ryan's Merger related to head-count reductions and changes in staffing mix at the Ryan's brand restaurants. On a year-to-date basis, giving effect to the Ryan's Merger as if it had occurred at the beginning of the period, general and administrative costs totaled $32.5 million, representing a 17.4% decrease from the prior year. Total general and administrative costs decreased 60 basis points as a percentage of sales as of December 12, 2007 compared to the prior year.

                             BUFFETS HOLDINGS, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  January 29, 2008                    By: /s/ A. Keith Wall
       --------------------                    -----------------------
                                               Name:  A. Keith Wall
                                               Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)